News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Issuance by BMO Capital Trust

TORONTO, September 23, 2004 — Bank of Montreal today announced that BMO Capital Trust will issue $600 million in Trust Capital Securities — Series D (BMO BOaTS) on September 30, 2004. The Bank expects that the Trust Capital Securities will qualify as Innovative Tier 1 capital of the Bank for regulatory purposes and is awaiting final approval from the Office of the Superintendent of Financial Institutions.

The BMO BOaTS have no maturity date, but are redeemable at the option of BMO Capital Trust commencing December 31, 2009. The indicated distribution on the BMO BOaTS will be 5.474% until December 31, 2014, and the Bankers’ Acceptance Rate (reset semi-annually) plus 150 basis points thereafter.

The proceeds from the issue will be used for general funding purposes and will enhance the cost effectiveness of the Bank’s capital structure. BMO Nesbitt Burns is acting as lead underwriter on the issue.

Established in 1817 as Bank of Montreal, BMO Financial Group (TSX, NYSE: BMO) is a highly diversified North American financial services organization. BMO serves clients across Canada and the United States through its Canadian retail arm BMO Bank of Montreal; BMO Nesbitt Burns, one of Canada’s leading full-service investment firms; and through Chicago-based Harris, an integrated financial services organization that provides personal, business, corporate and institutional clients with a full range of banking, lending, investing and financial management solutions.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101

Investor Relations
Susan Payne, Senior Vice-President, susan.payne@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452

Internet:   www.bmo.com